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Ingen Technologies, Inc.
35193 Avenue A, Suite C
Yucaipa, California 92399

                                 August 4, 2008

Mr. Ernest Greene
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E. Stop 7010
Washington, DC 20549

RE:  Item 4.02 Form 8-K for Ingen Technologies, Inc., a Georgia corporation
Filed: July 28, 2008
File No. 0-28704

Greetings:

      Ingen Technologies, Inc., a Georgia corporation, (the "Company") has received your letter dated July 31, 2008 and responds as follows.

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

      o a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

      o a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02.

RESPONSE: The Form 8-K/A now reads as follows:

Mr. Scott R. Sand, the Chief Executive Officer, and Mr. Thomas J. Neavitt, Chief Financial Officer, of Ingen Technologies, Inc., a Georgia corporation, concluded on June 18, 2008 that the registrant's financial statements for the year ended May 31, 2006 and May 31, 2007 included as part of the registrant's Form 10-KSB for the year ended May 31, 2007 and the registrant's financial statements included as part of the registrant's interim reports on Form 10-QSB for periods ending August 31, 2006, November 30, 2006, February 28, 2007, August 31, 2007 and November 30, 2007 should no longer be relied upon because of one or more errors in such financial statements. We do not have an audit committee and are not required to have one under Section 302 of Sarbanes-Oxley. Our financial matters and the relationship with our independent auditors are overseen by our two officers, the CEO and the Secretary-CFO. These officers discussed with our independent auditors the proposed restatement. In addition, our board of directors is aware of our ongoing efforts to cure any comments concerning our past filings with the Securities and Exchange Commission.


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The registrant will included restatements of its May 31, 2006, May 31, 2007,
August 31, 2006, November 30, 2006, February 28, 2007, August 31, 2007 and November 30, 2007 financial statements as part of the registrant's Form 10-K for the year ended May 31, 2008 that is due to be filed August 29, 2008.

The restated financial statements will reflect adjustments to retained earnings and stockholder's equity as follows. The beginning equity amounts used for the May 31, 2006 financial statements have been adjusted for previous misstatements in the equity section. These are summarized as follows:

The number of common shares outstanding, the accumulated deficit and total equity changed due to the completion of the audit of Ingen Technologies, Inc. (Nevada) audit that was filed with Form 8-K dated March 15, 2004 and filed November 16, 2007. The common stock was adjusted from $7,760 to $705,905 as of May 31, 2003. The accumulated deficit was adjusted from $539,235 to $1,069,235. Total equity as of May 31, 2003 has been restated to $(363,330), which ties to the audit filed with Form 8-K dated March 15, 2004 and filed November 16, 2007.

The original May 31, 2004 financial statements had a cash-to-accrual adjustment in the amount of $4,767,800. This amount was shown in error and has been eliminated in the equity section. Also, in May 31, 2004, the original financial statements showed 12,088,593 shares issued for services. These shares were originally valued at $5,399,453. This value has been adjusted to $819,064 to more accurately reflect the fair market value of the shares issued.

The net loss for the May 31, 2005 fiscal year was adjusted for the deduction associated with stock options issued to a consultant that were not deducted on the original financial statements. This adjustment required additional expense of $197,730 for the May 31, 2005 net loss. The net loss for May 31, 2005 was adjusted from $(307,255) to $(504,985).

The net loss for the May 31, 2006 fiscal year was adjusted for deductions associated with the stock options issued to a consultant that were not deducted on the original financial statements. This adjustment increased the net loss by $157,916. Additionally, the company originally expensed a capital purchase in the amount of $23,875. This amount decreased the loss by $23,875. The net effect of these adjustments changed the net loss for the fiscal year ended May 31, 2006 from $(1,602,827) to $(1,736,868).


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The effect of all of these changes on equity items on the balance sheet changed the beginning balances used for the May 31, 2007 financial statements.

2. We remind you that when you file your restated Form 10-K you should appropriately address the following:

      o     an explanatory paragraph in the reissued audit report,
      o     full compliance with FAS 154, paragraphs 25 and 26,
      o fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
      o     updated Item 9A disclosures should include the following:
            o a discussion of the restatement and the facts and circumstances surrounding it,
            o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
            o     changes to internal controls over financial reporting, and
            o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
               Refer to Items 307 and 308(c) of Regulation S-K
      o     include all updated certifications.

RESPONSE: The Company will appropriately address the foregoing items in its Form 10-K.

      The Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you in advance for your attention to this letter.

                                              Sincerely yours,

                                              /s/ Scott R. Sand

                                              Scott R. Sand
                                              Chief Executive Officer